Taxation

Australian taxation

The Australian Taxation Office has provided an indicative opinion confirming the Australian income taxation implications of investment in shares and American Depository Shares as summarised in the following discussion.

The tax profile of each investor will determine the applicable Australian income taxation implications for that investor. For example, some investors, such as financial institutions, may hold their investments on income account rather than on capital account, in which case the comments below concerning capital gains implications will not be applicable. Certain tax non-residents may, irrespective of whether the assets they dispose of are capital gains tax assets that have the necessary connection with Australia (for the purpose of these discussions, these assets are referred to as "taxable Australian assets"), be liable to tax in respect of a profit on a dealing in the asset as ordinary income.

This discussion is based on the law in force at the date of this report. In 1999 the Government conducted a review of business taxation in Australia and received an independent report setting out recommendations for consideration. Many of the recommendations have now been enacted. Other recommendations are currently before Parliament where both the House of Representatives and the Senate would need to pass appropriate legislation to give effect to the policy adopted. Some of the recommendations have been agreed to "in principle" by the Government, some have been rejected and some of the recommendations are still being considered. The legislation finally passed may have an effect on individual investors. There is a risk that changes to Australian business taxation may adversely affect us.

Treatment of shares

Taxation of dividends

An imputation system operates in Australia in respect of company income tax. In the absence of an exemption or concession, Australian resident companies are liable for Australian income tax on their taxable income at the corporate rate which was reduced to 30% from 1 July 2001. The payment of Australian income tax by Australian companies generates a franking credit which, when the company pays a dividend to shareholders, generally flows through to resident shareholders.

At present, it is expected that we will be able to fully frank declared ordinary dividends out of fiscal 2003 earnings. However, no assurance can be given as to the level of franking of ordinary dividends. This is because it depends upon, amongst other factors, our earnings, government legislation and our taxation position.

A rebate of tax equivalent to the franking credit (known as a "franking rebate") is available only to Australian resident individual shareholders.

Under certain rules, there are circumstances where an investor may not be entitled to the benefit of franking credits. The application of these rules depends on the investor's own circumstances including the period for which the shares are held and the extent to which the investor, if a resident, is "at risk" in relation to their investment.

Fully franked dividends (franked with franking credits) paid to non-resident shareholders are not subject to dividend withholding tax (DWHT). Dividends to the extent that they are not fully franked are generally subject to DWHT at the rate of 30% (unless reduced by a double tax treaty). In the case of residents of the US, provided that the shares are not effectively connected with a permanent establishment or a fixed base of a tax non-resident in Australia through which the tax non-resident carries on business in Australia or provides independent personal services, the rate is reduced under the double tax treaty to 15%.

Accordingly, dividends paid by us to tax non-residents to the extent to which they are franked (with franking credits) will not be subject to DWHT. The unfranked part of any dividends paid by us to tax non-residents will be subject to DWHT. We deduct DWHT and the tax non-resident receives dividends on the shares net of DWHT.

Fully franked dividends (franked with franking credits) paid to tax non-residents and dividends that have been subject to DWHT are not subject to any further Australian income tax.

Taxation of capital gains

Tax non-residents will be liable for income tax under the capital gains provisions on the gains (in certain circumstances after an allowance for inflation in Australia or a capital gains tax discount) realised on the disposal of certain assets which are "taxable Australian assets". Taxable Australian assets include a share (or interest in a share) in a public company where at any time in the preceding five years the non-resident's holding (together with the holding of associates) in the public company is 10% or more.

Tax non-residents who, together with their associates, hold less than 10% of our shares (or an interest in a share) will, on disposal of the shares, not be subject to any Australian income tax on capital gains. Restrictions on the extent of foreign ownership in Telstra should ensure that tax non-resident investors qualify for this exemption.

Certain tax non-residents may, irrespective of whether the assets they dispose of are taxable Australian assets, be liable to tax in respect of a profit on a dealing in the assets, as ordinary income. A double tax treaty between Australia and the country of residence of the investor may give relief from liability to pay the Australian income tax on ordinary income.

Generally, the "business profits" articles of Australia's double tax treaties provide that a resident of a treaty party is not subject to Australian income tax on "business profits" derived in Australia, unless derived at or through a permanent establishment in Australia. In the case of residents of the US, Article 7 (1) of the Convention between Australia and the US for the Avoidance of Double Taxation (the US Treaty) provides that the business profits of a US enterprise are only taxable in the US unless the enterprise carries on business in Australia through a permanent establishment situated in Australia. The term "permanent establishment" is defined in Article 5 of the US Treaty. In the view of the ATO, capital gains realised on the disposal of shares would not be "business profits" and the domestic capital gains tax provisions would apply. Investors should seek their own independent taxation advice should they wish to rely on a double tax treaty for relief from liability to pay Australian income tax upon the disposal of a share.

Investors who incur a liability for Australian income tax will be required to file an income tax return in Australia.

Treatment of American depositary receipts (ADRs)

Tax non-resident holders of ADRs evidencing American Depositary Shares (ADSs) will be treated for Australian income tax purposes as the owners of the shares represented by the ADSs.

Taxation of distributions

The depositary will receive dividends on the shares represented by the ADSs net of DWHT (where payable). Holders of ADRs will not be subject to any further Australian income tax on distributions representing fully franked dividends (franked with franking credits) or dividends that have been subject to DWHT.

Taxation of capital gains

A disposal of an ADR by a tax non-resident investor will constitute a disposal by the investor of the Telstra shares represented by the ADS evidenced by that ADR. Tax non-residents who, together with their associates, hold less than 10% of the shares or interests in our shares (including through ADSs) will, on disposal of ADRs, not be subject to any Australian income tax on capital gains. Restrictions on the extent of foreign ownership in Telstra should ensure that tax non-resident investors qualify for this exemption.

Certain tax non-residents may, irrespective of whether the assets they dispose of are taxable Australian assets, be liable to tax in respect of a profit on a dealing in the assets as ordinary income. A double tax treaty between Australia and the country of residence of the investor may give relief from liability to pay the Australian income tax on ordinary income.

As discussed above under "Treatment of Shares - Taxation of capital gains", generally, the "business profits" articles of Australia's double tax treaties provide that a resident of a treaty party is not subject to Australian income tax on "business profits" derived in Australia, unless derived at or through a permanent establishment in Australia. In the view of the ATO, capital gains realised on the disposal of ADRs would not be "business profits" and the domestic capital gains tax provisions would apply. Investors should seek their own independent taxation advice should they wish to rely on a double tax treaty for relief from liability to pay Australian income tax upon the disposal of a share or ADR.

Australian stamp duty

As Telstra is incorporated in the Australian Capital Territory (ACT) the stamp duty treatment of the transfer of Telstra shares is determined by reference to the ACT's stamp duty regime.

From 1 July 2001 stamp duty on the transfer of shares which are quoted on a recognised stock exchange was abolished in the ACT. This covers both the situation where the transfer of such shares is affected by way of an "on-market" transfer (ie. through a broker) or by way of an "off-market" transfer.

This abolition also applies to the transfer of ADRs because ADRs are treated in the same way as shares for stamp duty purposes. Accordingly, from 1 July 2001 the transfer of ADRs is also not subject to stamp duty in the ACT.

United States taxation

This section describes the material US federal income tax consequences to a US holder (as defined below) of owning shares or ADSs. It applies to shares or ADSs held as capital assets for tax purposes. This section does not apply to members of special classes of holders subject to special rules, including:

    dealers in securities;
    traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
    tax-exempt organisations;
    life insurance companies;
    persons liable for alternative minimum tax;
    persons that actually or constructively own 10% or more of our voting stock;
    persons that hold shares or ADSs as part of a straddle or a hedging or conversion transaction; or
    persons whose functional currency is not the US dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the US Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

A US holder is a beneficial owner of shares or ADSs that is:

    a citizen or resident of the US;
    a domestic corporation;
    an estate whose income is subject to US federal income tax regardless of its source; or
    a trust if a US court can exercise primary supervision over the trust's administration and one or more US persons are authorized to control all substantial decisions of the trust.
Holders should consult their own tax advisors regarding the United States federal, state and local taxes and the Australian and other tax consequences of owning and disposing of shares or ADSs in their particular circumstances.

In general and taking into account the earlier assumptions, for US federal income tax purposes, a US holder of ADRs evidencing ADSs will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to US federal income tax.

Taxation of distributions on shares or ADSs

Under the US federal income tax laws, a US holder must include in gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). The holder must include any Australian tax withheld from the dividend payment in this gross amount even though the holder does not in fact receive it. The dividend is ordinary income that must be included in income when the holder, in the case of shares, or the depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. The amount of the dividend distribution that the holder must include in income will be the US dollar value of the payments made in Australian dollars, determined at the spot Australian dollar/US dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the holder includes the dividend payment in income to the date the holder converts the payment into US dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the US for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder's basis in the shares or ADSs and thereafter as a capital gain.

Subject to certain limitations, the Australian tax withheld in accordance with the Treaty and paid over to Australia will be creditable against a US holder's US federal income tax liability.

Dividends constitute income from sources outside the US, but generally will be "passive income" or "financial services income" which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a US holder.

Taxation of capital gains

A US holder that sells or otherwise disposes of shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realized and the holder's tax basis, determined in US dollars, in the shares or ADSs. A capital gain of a non-corporate US holder is generally taxed at a maximum rate of 20% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.